DISH NETWORK CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF JUNE 4, 2009

                            July 1, 2009

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-0404

Re:	DISH Network Corporation (“DISH Network” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 0-26176

Dear Mr. Spirgel:

We are supplying the following responses to the comments contained in your letter dated June 4, 2009, regarding the above-referenced documents.  Our responses are numbered in accordance with the numbered comments in your letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note your response to prior comment 2 and the disclosure in your Form 10-Q for March 31, 2009 to which you refer.

•
Please quantify the impact of the lost subscribers, both the regular churn and the loss of the AT&T arrangement on your financial results.  This should include a dollar amount as well as the number of lost subscribers and should discuss the trend for the year as well as the impact on the current quarter. If you know the dollar impact of the loss of the AT&T arrangement, that information should be provided.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
Please quantify the higher fees you will pay to access assets or receive certain services as a result of the spin-off of assets to Echostar or disclose that the higher fees did not have or will not have a significant impact on your operations.

Please provide us with your proposed disclosures.

Response:

•
Please quantify the impact of the lost subscribers, both the regular churn and the loss of the AT&T arrangement on your financial results.  This should include a dollar amount as well as the number of lost subscribers and should discuss the trend for the year as well as the impact on the current quarter.  If you know the dollar impact of the loss of the AT&T arrangement, that information should be provided.

We make a significant upfront investment in each new subscriber that we acquire.  Once the upfront investment has been recouped for a new subscriber, the subsequent cash flow is generally positive.  The impact of the loss of an AT&T subscriber is generally no different than the loss of any other subscriber.  As described in our quarterly report on Form 10-Q for the quarter ended March 31, 2009, average revenue per subscriber was approximately $70.03 per month.  Therefore, we would expect a reduction of approximately $70.03 per month, on average, for each lost subscriber.

With respect to our AT&T relationship, as described in our response to prior comment 2, AT&T was the largest telecommunications company that offered our services.  As described in our quarterly report on Form 10-Q for the quarter ended March 31, 2009, AT&T accounted for approximately 17% of our gross subscriber additions for the year ended December 31, 2008 and 5% of our gross subscriber additions for the three months ended March 31, 2009.  Our AT&T agreement expired on February 1, 2009 but we continued to activate new subscribers that had ordered DISH Network service through AT&T prior to February 1st.  It may be difficult for us to develop alternative distribution channels that will fully replace AT&T and if we are unable to do so, our gross and net subscriber additions may be further impacted, our subscriber churn may increase, and our results of operations may be adversely affected. We cannot quantify the effect of the loss of our AT&T relationship given the short period of time since it ended.  In the future, as we are able to assess the results of our alternative distribution channels, we will be in a better position to determine if the loss of the AT&T relationship has had a material impact on our financial results.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
Please quantify the higher fees you will pay to access assets or receive certain services as a result of the spin-off of assets to Echostar or disclose that the higher fees did not have or will not have a significant impact on your operations.

Please provide us with your proposed disclosures.

In response to the Staff’s comment, in future applicable SEC filings, we will include the following disclosure (updated as appropriate to reflect the then-current circumstances).

The higher fees we pay to EchoStar Corporation to access assets or receive certain services following the spin-off, after taking into account the cost savings realized from the spin-off, have not had a significant impact on our operations.

DISH Network subscribers, page 43

2.
We note your response to prior comment 4.  As we previously requested, in your next filing, show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts.  You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Response:

The number of DISH Network subscribers represented by commercial accounts is immaterial to our total subscriber count.  For many of these commercial accounts, we do not have detailed end-user information because they are billed under bulk payment arrangements.  We are not aware of any uniform industry standards for calculating the number of subscribers for these types of accounts and we do not believe the disclosure of actual commercial accounts is material to the readers of our SEC filings.  We will include such disclosure in applicable future filings if the number of such subscribers becomes material when compared to our overall subscriber base.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Liquidity and Capital Resources

Satellite-Related Obligations, page 59

3.	We note your response to prior comment 10. Please disclose in future filings your estimate of the cost for the launch of the second satellite and the year that you anticipate incurring the cost.

Response:

In response to the Staff’s comment, in future applicable SEC filings, we will include the following disclosure (updated as appropriate to reflect the then-current circumstances).

We have not yet procured a contract for the launch of our EchoStar XV satellite.  While the cost of this launch will depend upon the terms and conditions of the contract, we estimate that the cost could range from approximately $XX million to $XX million.  We anticipate incurring this cost between the current period and the expected launch of the satellite in late 2010.

Future Capital Requirements, page 60

4.	We note your response to prior comment 11. Please disclose your response in future filings.

Response:

In response to the Staff’s comment, in future applicable SEC filings, we will include the following disclosure (updated as appropriate to reflect the then-current circumstances).

The majority of our capital expenditures for 2009 are driven by our satellite-related obligations and firm purchase obligations which include, among other things, the costs associated with subscriber premises equipment.  These expenditures are necessary to operate and maintain DISH Network.  Consequently, we consider them to be non-discretionary.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Critical Accounting Estimates

5.
We note your response to prior comment 13.  Please revise your proposed disclosure to discuss the methodologies and assumptions that are being used to value assets.  In situations where you are estimating useful life or some other measurement, please provide sensitivity analyses.  Please provide us with your proposed disclosures.

Response:

In response to the Staff’s comments, in our future applicable SEC filings, we will include the following proposed disclosures under “Critical Accounting Estimates.”  For your reference, the additional disclosures addressing your comments are underlined.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported therein.  Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances.  Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.  The following represent what we believe are the critical accounting policies that may involve a high degree of estimation, judgment and complexity.  For a summary of our significant accounting policies, including those discussed below, see the applicable Notes to the Consolidated Financial Statements in the applicable 10-K.

•
Capitalized satellite receivers.  Since we retain ownership of certain equipment provided pursuant to our subscriber equipment lease programs, we capitalize and depreciate equipment costs that would otherwise be expensed at the time of sale.  Such capitalized costs are depreciated over the estimated useful life of the equipment, which is based on, among other things, management’s judgment of the risk of technological obsolescence.  Because of the inherent difficulty of making this estimate, the estimated useful life of capitalized equipment may change based on, among other things, historical experience and changes in technology as well as our response to competitive conditions.  Changes in estimated useful life may impact “Depreciation and amortization” on our Consolidated Statements of Operations and Comprehensive Income (Loss).  For example, if we changed the estimated useful life of our capitalized subscriber equipment by one year, annual depreciation expense would change by approximately $XX million.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

●
Accounting for investments in private and publicly-traded securities.  We hold debt and equity interests in companies, some of which are publicly traded and have highly volatile prices.  We record an investment impairment charge in “Other, net” within “Other Income (Expense)” on our Consolidated Statements of Operations and Comprehensive Income (Loss) when we believe an investment has experienced a decline in value that is judged to be other-than-temporary.  We monitor our investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment.  Future adverse changes in these factors could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

●
Fair value of financial instruments.  Fair value estimates of our financial instruments are made at a point in time, based on relevant market data as well as the best information available about the financial instrument.  Recent economic conditions have resulted in inactive markets for certain of our financial instruments, including Mortgage-Backed Securities (“MBS”) and Auction Rate Securities (“ARS”).  For certain of these instruments, there is no or limited observable market data.  Fair value estimates for financial instruments for which no or limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors.  These estimates involve significant uncertainties and judgments and may be a less precise measurement of fair value as compared to financial instruments where observable market data is available.  We make certain assumptions related to expected maturity date, credit and interest rate risk based upon market conditions and prior experience.  As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instrument.  In addition, changes in the underlying assumptions used in the fair value measurement technique, including liquidity risks, and estimate of future cash flows, could significantly affect these fair value estimates, which could have a material adverse impact on our financial position and results of operations.  For example, as of December 31, XXXX, we held $XX million of securities that lack observable market quotes and a 10% decrease in our estimated fair value of these securities would result in a decrease of the reported amount by approximately $XX million.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

●
Valuation of long-lived assets.  We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review.  We evaluate our satellite fleet for recoverability as one asset group, see the applicable Notes to the Consolidated Financial Statements in the applicable 10-K.  The carrying value of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group is less than its carrying value.  In that event, a loss is recorded in “Impairments of indefinite-lived and long-lived assets” on our Consolidated Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying value exceeds the fair value of the long-lived asset or asset group.  Fair value is determined primarily using the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of by sale are determined in a similar manner, except that fair values are reduced for estimated selling costs.  Among other reasons, changes in estimates of future cash flows could result in a write-down of the asset in a future period.

●
Valuation of goodwill and intangible assets with indefinite lives.  We evaluate the carrying value of goodwill and intangible assets with indefinite lives annually, and also when events and circumstances warrant.  We use estimates of fair value to determine the amount of impairment, if any, of recorded goodwill and intangible assets with indefinite lives.  Fair value is determined primarily using the estimated future cash flows, discounted at a rate commensurate with the risk involved.  While our impairment tests in 2008 indicated the fair value of our intangible assets were significantly above their carrying amounts, significant changes in our estimates of future cash flows could result in a write-down of goodwill and intangible assets with indefinite lives in a future period, which would be recorded in “Impairments of goodwill, indefinite-lived and long-lived assets” on our Consolidated Statements of Operations and Comprehensive Income (Loss) and could be material to our consolidated results of operations and financial position.  A 10% decrease in the estimated future cash flows or a 10% increase in the discount rate used in estimating the fair value of these assets (while all other assumptions remain unchanged) would not result in these assets being impaired.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

●
Income taxes.  Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards.  Determining necessary valuation allowances requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities.  We periodically evaluate our need for a valuation allowance based on both historical evidence, including trends, and future expectations in each reporting period.  Any such valuation allowance is recorded in either “Income tax (provision) benefit, net” on our Consolidated Statements of Operations and Comprehensive Income (Loss) or “Accumulated other comprehensive income (loss) within “Stockholders’ equity (deficit)” on our Consolidated Balance Sheets.  Future performance could have a significant effect on the realization of tax benefits, or reversals of valuation allowances, as reported in our consolidated results of operations.

●
Uncertainty in tax positions.  Management evaluates the recognition and measurement of uncertain tax positions based on applicable tax law, regulations, case law, administrative rulings and pronouncements and the facts and circumstances surrounding the tax position. Changes in our estimates related to the recognition and measurement of the amount recorded for uncertain tax positions could result in significant changes in our “Income tax provision (benefit),” which could be material to our consolidated results of operations.

●
Contingent liabilities.  A significant amount of management judgment is required in determining when, or if, an accrual should be recorded for a contingency and the amount of such accrual.  Estimates generally are developed in consultation with outside counsel and are based on an analysis of potential outcomes.  Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, a charge could be recorded in a future period to “General and administrative expenses” on our Consolidated Statements of Operations and Comprehensive Income (Loss) that would be material to our consolidated results of operations and financial position.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

6.
We note your response to prior comment 15.  Please revise your proposed disclosure to provide the quantitative information that was requested for Critical Accounting Estimates.  As we previously requested, please provide us with a more detailed description of the models.  Provide us with a detailed description of the inputs (for example, the discount rates used) and information used to develop those inputs for your models.  Tell us how your approach complies with paragraph 30 and the related appendices of SFAS 157.  Further, please address the following:

•
Since the securities are considered illiquid, tell us the amount of the liquidity discount assigned to such securities, if any, and your basis for that discount.  If a liquidity discount was not assigned, tell us why.

•	Describe your assumptions about risk – including quantitative data.

Please revise your disclosures in critical accounting policies to include a detailed discussion of your accounting policy.  Further, provide a sensitivity analysis of your assumptions based upon reasonably likely changes.  For further guidance, refer to Release No.  33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with your proposed disclosures.

Response:

As of December 31, 2008, our noncurrent marketable investment securities in Auction Rate Securities, or ARS, and Mortgage Backed Securities, or MBS, which are considered Level 3 per SFAS 157 guidance, were estimated and reported at $113 million.  A 10% decrease in value of these securities would result in a decrease in the overall value of these securities by approximately $11 million.

In response to the Staff’s comment, we provided our proposed sensitivity disclosure in the draft critical accounting estimates included in Response No. 5.  Set forth below is a summary of our valuation models for MBS and ARS, which are consistent with the guidance outlined in paragraph 30 in SFAS 157.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

For MBS that are considered to be illiquid, we used a three-step valuation model to estimate their fair value.

1.	We group MBS based on credit rating and expected date to maturity using historical principal pay down rates into one of the following three tranches:

●	AAA credit-rated expected to pay off within 1 year;
●	AAA credit-rated expected to pay off between 1-3 years; or
●	Less than AAA credit-rated and/or an expected pay off greater than 3 years.

2.	After the bonds are separated into one of the above three tranches, we ascertain comparable market trades for individual securities within each tranche.

3.
The comparable market price is adjusted for a liquidity discount that historically has ranged from 0-10%, depending, primarily, on the expected date to maturity, maturity volatility characteristics and credit risks.  The resulting price is the estimated value that we believe to be the exit price for selling the particular MBS in an orderly transaction.

We use a security-specific valuation model to measure the fair value of our ARS.  We hold two basic types of ARS, ARS collateralized by a specific bond and ARS collateralized by more than one bond and other assets.

ARS collateralized by a specific bond are those that issue multiple classes of certificates, and collectively, the economics of the combined classes equate to 100% of the economics of the underlying collateral.  Ownership by an investor of the two classes together may be exchanged for the underlying collateral pursuant to a conversion right in the securities’ offering documents.  We value our investments by looking to the underlying collateral of these securities using the following approach:

1.	Actual market trades, if available; or
2.	If actual market trades are not available, then comparable market trades, which are determined based upon maturity date, credit rating and coupon rate.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Once the value of the underlying collateral has been determined in its entirety, we estimate the fair value of the specific classes of certificates not owned by us through evaluation of non-binding dealer quotes.  These quotes are primarily influenced by the expected maturity date, credit rating, spread and coupon rate basis of the underlying collateral and the specific risks and rewards of ownership in that respective class.  The value of the specific class we do not own is subtracted from the value of the collateral in its entirety to estimate the fair value of the class we own.  We do not apply a liquidity discount to this type of security as we likely have the ability to purchase the other classes of certificates we currently do not own and convert the collective classes for the underlying collateral (marketable security) without penalty or discount.  If that occurs, then we would have an investment in the underlying marketable bond, for which observable market trades or observable comparable market trades are available, as indicated above.

ARS collateralized by more than one bond and other assets are valued by obtaining comparable market trades for comparable securities with like maturity dates, credit ratings, spreads and coupon rate basis, from which the comparable price, yield and implied credit and liquidity spread is determined.  We use a discounted cash flow model and have applied a liquidity discount for each of these securities, depending on the expected date to maturity, maturity volatility characteristics and credit spread, of less than 10% of par value.  The comparable security price and yield with the corresponding additional liquidity discount results in the estimated value that we believe is the exit price for selling the security in an orderly transaction.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-10

7.	We note your response to prior comment 16. Please provide us with your SAB 99 analysis.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Response:

In our financial statements issued prior to the third quarter 2008, we had classified VRDNs as “Cash and cash equivalents.”  These VRDNs should have been classified as “Marketable investment securities.”  As of September 30, 2008, we included our VRDNs in “Marketable investment securities” and reclassified all prior periods to conform to the current period presentation.  This reclassification affected our financial statements as follows:

●
Condensed Consolidated Balance Sheets – A reclassification from “Cash and cash equivalents” to “Marketable investment securities” both of which are current assets and therefore, there was no reclassification between current and long-term assets.

●
Condensed Consolidated Statements of Cash Flows – A reclassification between “Net cash flows from investing activities” which was previously overstated with the offset to “Net increase (decrease) in cash and cash equivalents.”

It is unlikely that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by this reclassification.  Since “Cash and cash equivalents” and “Marketable investment securities” are the two most liquid captions on the Consolidated Balance Sheets, changes between the two do not affect any significant metrics that investors are likely to track for DISH Network as discussed in the qualitative assessment below.  Also, while the VRDNs are classified as “Marketable Investment Securities,” they can be liquidated per the put option on a same day or on a five business day settlement basis.

DISH Network management’s assessment of each of the qualitative considerations within SAB 99 is presented below in italics.  This assessment indicates that the reclassification is immaterial from a qualitative perspective.

•	Whether the misstatement arises from items capable of precise measurement or whether they arise from an estimate and, if so, the degree of imprecision inherent in the estimate

This represents a reclassification between two financial statement captions within current assets.  It is not an estimation or measurement issue.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	Whether the misstatement masks a change in earnings or other trends

     This reclassification had no effect on reported earnings and therefore did not mask a change in earnings or other trends.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

This reclassification had no effect on any of the key measures used by analysts in evaluating our financial or operating performance and therefore did not affect our ability to meet analysts’ consensus expectations (see DISH Network specific considerations below).

•	Whether the misstatement changes a loss into income or vice versa

This reclassification had no effect on reported earnings.  As the purchases and sales of VRDNs were at par, the purchases and sales had no effect on any revenue classifications.  Notwithstanding the classification on the balance sheet, the related income is still represented in its entirety as interest income.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The reclassification does not concern a specific segment or other critical portion of the business.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

The reclassification has no impact on compliance with any regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The reclassification does not affect loan covenants or any other contractual requirements.

•	Whether the misstatement has the affect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The reclassification has no effect on compensation.

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

●	Whether the misstatement involves concealment of an unlawful transaction

There is no concealment of any unlawful transactions.

•
Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself “too blunt an instrument to be depended on” in considering whether a fact is material.  When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that known misstatements may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.

We did not expect this reclassification to result in a market reaction, either positive or negative.  Based on the changes in market price of DISH Network stock subsequent to this reclassification, we believe our analysis was accurate.  See DISH Network specific considerations below.

DISH Network Specific Considerations

We believe the following metrics, measures or financial statement captions are the primary ones used by the readers of our SEC filings to evaluate our operating efficiency and overall financial performance:

GAAP Items
Net Income (loss) and earnings per share
Operating income (loss)
Net cash flow from operating activities
Assets & liabilities (current v. non-current and in total)

Key Non-GAAP Measures/Metrics
ARPU
Churn
Sub Growth
SAC
EBITDA
Free cash flow

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

The reclassification between “Cash and cash equivalent” and “Marketable investment securities” does not impact any of the above metrics.

The quantitative effects of the reclassification were as follows:

	As of December 31, 2007
	As	As	Change
Balance Sheet:	Reported	Adjusted	$	%
	(In thousands)
Cash and cash equivalent	$1,180,818	$919,542	$(261,276)	(22)
Marketable investment securities	1,607,378	1,868,654	261,276	16

	For the Year Ended December 31, 2007
	As	As	Change
Statements of Cash Flows:	Reported	Adjusted	$	%
	(In thousands)
Net cash flows from investing activities	$(2,382,992)	$(2,470,832)	$(87,840)	(4)
Net increase (decrease) in cash and cash equivalent	(742,287)	(830,128)	(87,841)	(12)

	For the Year Ended December 31, 2006
	As	As	Change
	Reported	Adjusted	$	%
	(In thousands)
Net cash flows from investing activities	$(1,993,953)	$(2,148,968)	$(155,015)	(8)
Net increase (decrease) in cash and cash equivalent	1,307,436	1,152,421	(155,015)	(12)

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in our filings;

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (303) 723-1285.  I can also be reached by fax at (720) 514-5957.

                            Sincerely,

                                                         /s/ Robert E. Olson
                           Robert E. Olson
                           Executive Vice President and Chief Financial Officer

cc:           Kyle Moffatt, SEC
Dean Suehiro, SEC

        9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299